

Mail Stop 4628

September 20, 2017

<u>Via E-Mail</u>
Michael D'Amico
Chief Financial Officer
Points International Ltd.
111 Richmond Street West
Suite 700
Toronto, Ontario
Canada M5H-2G4

   Re: **Points International Ltd.**
     Form 40-F for the Fiscal Year Ended December 31, 2016
     Filed March 9, 2017
     File No. 1-35078

Dear Mr. D'Amico:

  We refer you to our comment letter dated September 1, 2017 regarding potential business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Barbara Jacobs
   Assistant Director